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Sherri MacLeay DiMarco	Direct Dial: 404-881-7976	E-mail: sdimarco@alston.com
September 27, 2005
Mr. Patrick Enunwaonye
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 200549

Re:	Seacoast Banking Corporation of Florida
Form 10-K for the Fiscal Year Ended December 31, 2004, filed March 17,
2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File Number 000-13660

Dear Mr. Enunwaonye:
     Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) has filed today with the Securities and Exchange Commission (“Commission”) a Form 10-K/A for the Fiscal Year Ended December 31, 2004 (“10-K/A”) reflecting the comments included in your September 15, 2005 letter. Enclosed for your convenience are (i) two clean copies of the 10-K/A, and (ii) two copies of the 10-K/A that have been marked to show changes from the Form 10-K as filed with the Commission on March 17, 2005.
     Set forth below is the Company’s response to the above-referenced comment letter, from the Commission’s staff (the “Staff”) with regard to the Company’s Form 10-K. The Company has provided the following response, which is numbered to correspond to the Staff’s comment. The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 22-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 Fax: 202-756-333

Mr. Patrick Enunwaonye
September 27, 2005

1. Comment.
Section 302 Certifications – Exhibits 31.1 and 31.2
1.	We see that the language in Item 4 to your Section 302 certifications is not exactly as prescribed in the regulation. The required certification must be in the exact form prescribed; and the wording of the required certification may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.
     Response.
The Section 302 certification for each of the CEO and CFO have been revised so that they are in exactly the form set forth in Item 601(b)(31) and they are being filed as part of a 10-K/A.
     If you have any questions regarding our response to the Staff’s comments, please do not hesitate to call me at the number above.

Sincerely,
/s/ Sherri MacLeay DiMarco
Sherri MacLeay DiMarco

SMD